

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 13, 2006

Dennis M. Loughran
Vice President, Finance and Chief Financial Officer
Rogers Corporation
P.O. Box 188
One Technology Drive
Rogers, Connecticut 06263-0188

> **Re: Rogers Corporation**
> **Form 10-K for the Fiscal Year Ended January 1, 2006**
> **Filed March 31, 2006**
> **File No. 1-4347**

Dear Mr. Loughran:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Anne McConnell at (202) 551-3709, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief